PRESS RELEASE

November 13, 2007

AXA TO HOLD TODAY IN PARIS ITS INVESTOR CONFERENCE ON AMBITION 2012

Paris - AXA will host today, at 2pm Paris time, an investor conference which will cover the Group’s progress in the achievement of its Ambition 2012 project.

Ambition 2012 is a company project aiming at mobilizing all employees around the objective of becoming the preferred company in the industry. The project includes long term financial targets, notably doubling revenues and trebling the Group’s underlying earnings per share1 between 2004 and 2012.

AXA’s Management Board members will present the Group’s strategy and give an update on identified key transversal initiatives being undertaken as part of Ambition 2012, namely:
- Distribution management: multidistribution driving growth and competitiveness.
- Offer innovation: creating worldwide momentum on variable annuities.
- Combining business efficiency and quality of service.
- Financial optimization: delivering on 2012 financial targets.
- Ambition 2012 strategy and targets for the Northern, Central and Eastern Europe region.

As part of this presentation, the Management Board will confirm the Group’s 2007 and 2008 outlook stating that:
In 2007, underlying EPS1 should grow in line with Ambition 2012 targets.
- There is no evidence that business volumes are impacted by the current market environment, based on 9M07 numbers.
- The impact on 2007 net income of ABS market value decrease should be more than offset by the capital gain on the disposal of the Dutch operations (Euro 0.4 billion).
- Lower interest rates levels since June 30, 2007 should have a positive impact on unrealized capital gains on bonds, partly offsetting the balance sheet impact of lower market value of the ABS portfolio.
- The strengthening of the Euro versus most currencies should have no material impact in 2007.

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1 Net of interest charges on perpetual subordinated debt (TSS and TSDI) which are accounted for as equity under IFRS

In 2008, underlying EPS2 should grow at high single / low double digit rate, in spite of the strength of the Euro impacting the translation of non-Euro earnings.

Regarding Ambition 2012, AXA’s Management Board will also confirm the following:
- AXA’s focus on employee engagement and customer centricity is expected to yield a superior organic growth.
- Selective acquisitions are expected to gradually improve the Group’s growth profile.
- As evidenced in the NORCEE presentation, AXA is expected to gain market share and at the same time achieve increased profitability.
In spite of current market turbulence, AXA remains confident in its ability to achieve Ambition 2012.

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The full presentation will be available today at 1:30pm Paris time, on www.axa.com

The live webcast of the investor presentation will start today at 2pm, Paris time, and will be available on:

http://www.axa.com/en/investor/presentations
A replay will be available on our website from Wednesday November 14th in the afternoon.
This press release is available on the AXA Group web site: www.axa.com
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About AXA
AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. IFRS revenues amounted to Euro 79 billion in FY06 (Euro 51 billion at 1H07) and IFRS adjusted earnings amounted to Euro 5,140 million in FY06 (Euro 3,424 million at 1H07). The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

AXA INVESTOR RELATIONS			AXA MEDIA RELATIONS
Etienne Bouas-Laurent:	+	33.1.40.75.46.85	Christophe Dufraux:	+	33.1.40.75.46.74
Paul-Antoine Cristofari:	+	33.1.40.75.73.60	Clara Rodrigo:	+	33.1.40.75.47.22
Emmanuel Touzeau:	+	33.1.40.75.49.05	Laurent Sécheret:	+	33.1.40.75.48.17
George Guerrero:	+	1.212.314.28.93	Armelle Vercken:	+	33.1.40.75.46.42
			Mary Taylor:	+	1.212.314.58.45

AXA DISCLAIMER
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.
Please refer to AXA's Annual Report on Form 20-F and AXA’s Document de Référence for the year ended December 31, 2006, for a description of certain important factors, risks and uncertainties that may affect AXA’s business. In particular, please refer to the section "Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

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2 Net of interest charges on perpetual subordinated debt (TSS and TSDI) which are accounted for as equity under IFRS